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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.



                                            Commission File Number 33-67866-01


                             A I M Advisors, Inc.
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            (Exact name of registrant as specified in its charter)

       11 Greenway Plaza, Suite 100, Houston, TX 77046  (713) 626-1919
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Guarantee of Senior Notes due 2003*
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           (Title of each class of securities covered by this Form)


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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule** provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [ ]          Rule 12h-3(b)(1)(ii)   [ ]
          Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)    [ ]
          Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)   [ ]
          Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-6             [X]
          Rule 12h-3(b)(1)(i)     [ ]


     Approximate number of holders of record as of the certification or notice
date:      30
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     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 4, 1997           BY: /s/ CAROL F. RELIHAN
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                                     Carol F. Relihan, Senior Vice President
                                     and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


*  Issued by A I M Management Group Inc.

** The Indenture for the Senior Notes due 2003 was amended as of October 30,
   1997 to delete the provision requiring the filing of Form 10-Qs and Form 10-Ks with the Securities and Exchange Commission. Accordingly, A I M Management Group Inc. will no longer file Form 10-Qs, Form 10-Ks and Form 8-Ks with the Securities and Exchange Commission.